EX-99.77C VOTES 3 ex77c.htm SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On April 16, 2012, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 6,598,077 shares of common stock outstanding on the record date of February 17, 2012:

(1)	To approve the election of five directors to hold office until the 2013 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Ralph W. Bradshaw	3,352,235	198,712
Edwin Meese III	3,400,504	150,443
Scott B. Rogers	3,429,609	121,338
Andrew A. Strauss	3,428,902	122,045
Glenn W. Wilcox, Sr.	3,414,212	136,735

(2)	To approve the elimination of the Fund’s fundamental investment restriction limiting investments insecurities issued by other investment companies.

For	Against	Abstain
2,562,589	156,458	48,564

(3)
To approve the replacement of the Fund’s fundamental investment restriction that the Fund shall not invest more than 5% of its total assets, taken at market value at time of purchase, in securities of anyone issuer other than the United States Government or its instrumentalities; or invest in the securities of companies which (together with the predecessors) have a record of less than three years continuous operation, or purchase more than 10% of any class of the outstanding voting securities of any one issuer(the “current diversification and unseasoned issuer restriction”).

For	Against	Abstain
2,545,737	170,469	51,405